INTEGRAL SYSTEMS, INC.

5000 Philadelphia Way

Lanham, Maryland 20706

August 24, 2007

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Christina Chalk, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	Integral Systems, Inc.

Schedule TO-I filed on August 14, 2007, as amended by Schedule TO-I/A filed on

August 15, 2007 (as amended, the “Schedule TO”)

SEC File No. 5-55793

Dear Ms. Chalk:

On behalf of Integral Systems, Inc. (“Integral Systems”), I am responding to your comment letter dated August 21, 2007 with respect to the above-referenced filing. Set forth below is your comment. For your convenience in reviewing the response, the comment has been set forth immediately prior to the response.

Schedule TO-I

Offer to Purchase

Forward-Looking Statements, page 7

1.	We note the cautionary language at the bottom of page 8 that Integral Systems, Inc. “cannot predict the outcome of the strategic alternative process.” However, we do not see any other references to a strategic alternative review process in the offer to purchase. Since we commonly understand this to involve consideration of an extraordinary transaction, it appears to be inconsistent with the disclosure in “Purpose of the Offer; Certain Effects of the Offer” on page 12 that you are not considering an extraordinary transaction. Further, your intentions in this regard are material to a shareholder’s decision whether to tender into this offer, since the announcement of an extraordinary transaction is likely to affect the share price. Please revise or advise.”

Securities and Exchange Commission

August 24, 2007

In response to your Comment 1, I hereby confirm on behalf of Integral Systems that Integral Systems is not considering any strategic alternatives at this time. Therefore, Integral Systems will file Amendment No. 2 to the Schedule TO to amend the Offer to Purchase by deleting the cautionary language that Integral Systems “cannot predict the outcome of the strategic alternative process” as not applicable.

Closing Comments

On behalf of Integral Systems, I hereby acknowledge that:

•	Integral Systems is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

If you have any questions regarding the information provided in this letter, please feel free to contact me at (301) 731-4233.

Very truly yours,

/s/ Alan W. Baldwin
Alan W. Baldwin Chief Executive Officer

cc:	Howard B. Adler, Esq., Gibson, Dunn & Crutcher LLP

James J. Moloney, Esq., Gibson, Dunn & Crutcher LLP